Apollo Hospitals
CHENNAI
touching lives

Date : March 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub :- Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 and – Reg.

....

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of acquisition of equity shares of the Company by Fidelity Group. Copy of the disclosures received from Fidelity Group is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target Company		Apollo Hospitals Enterprise Limited	
Date of Reporting		8th March 2007	
Names of Stock Exchanges where the shares of the target company are listed		1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited	
Details of acquisition/sale received in terms of Reg. 7(1) and 7(1A)			
Name of the Acquirer and PAC with the Acquirer		See attached Schedule for breakdown of funds under the management of FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	
Date of Acquisition/Sale		5th March 2007	
Date of receipt of intimation of allotment by acquirer/seller		7th March 2007	
Mode of acquisition		Open Market	
Mode of Sale		N.A	
Particulars of acquisition/sale		Number of Shares	% w. r. t total paid up capital of Target Company
(a)	Shares / Voting rights (VR) of the acquirer/seller before acquisition/sale.	2,143,401	4.15%
(b)	Shares / Voting rights acquired/sold.	2,976,554	5.76%
(c)	Shares / VR of the acquirer/seller after acquisition/seller.	5,119,955	9.91%
Paid up capital / total voting capital of the target company before the said acquisition.		Rs.516,385,830/- comprising of 51,638,583 equity shares of Rs.10/- each	
Paid up capital / total voting capital of the target company after the said acquisition.		Rs.516,385,830/- comprising of 51,638,583 equity shares of Rs.10/- each	

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

Signature of the Acquirer/Authorized Signatory
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Place : Chennai
Date : 08-March-2007

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	130,000	0.25
FID FDS – HEALTH CARE POOL	71,512	0.14
FID FDS – (MAURITIUS) LTD	3,676,379	7.12
FA MID CAP II FD	22,015	0.04
FIDELITY FOCUS HEALTH CARE FD	31,004	0.06
SELECT HEALTH CARE	334,171	0.65
SELECT MEDICAL DELIVERY	742,520	1.44
VIP III MID CAP PORTFOLIO	112,354	0.22
TOTAL	**5,119,955**	**9.91%**

For APOLLO HOSPITALS ENTERPRISE LTD
S.K. Venkataraman
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

FORM - A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

[Regulations 13(1) and (6)]

Regulation 13(1) - Details of initial acquisition of 5% or more/less shares in a listed company

Name And Address of Share holder with Phone No.	Shareholding prior to Acquisition	No.& % of Shares voting rights acquired	Date of receipt of allotment / advice Date of acquisition (specify)	Date of intimation to company	Mode of Acquisition (market / Purchase /Public rights/preferential offer etc)	Share holding subsequent to Acquisition	Trading member through whom the trade was executed with SEBI Regn No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy value
See attached Schedule for breakdown of funds under the management of FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaires Contact Details Fidelity International Kingswood Fields Millifield Lane, Lower Kingswood Tadworth, Surrey, KT20 6RB Fax :+44 1737 837 450 Email : fil-regulatoryreporting@uk.fid-intl.com	2,143,401 4.15%	2,976,554 5.76%	5th March 2007	7th March 2007	Market Purchase	5,119,955 9.91%	ICICI Brokerage Services Limited SEBI :INB230773037 Kotak Securities Ltd SEBI:INB230808130	BSE	2,976,554	USD 11.13 per share

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	130,000	0.25
FID FDS - HEALTH CARE POOL	71,512	0.14
FID FDS - (MAURITIUS) LTD	3,676,379	7.12
FA MID CAP II FD	22,015	0.04
FIDELITY FOCUS HEALTH CARE FD	31,004	0.06
SELECT HEALTH CARE	334,171	0.65
SELECT MEDICAL DELIVERY	742,520	1.44
VIP III MID CAP PORTFOLIO	112,354	0.22
TOTAL	**5,119,955**	**9.91%**

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(36)

Fidelity INTERNATIONAL

APOLLO HOSPITALS
TELEPHONE DEPARTMENT
TELE-FAX: 28294429
Recd on 07/03/07 Time 18.20
Recd by Whom SB

Kingswood Fields
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RB
Telephone: (01737) 836000
Fax: (01737) 836986

Apollo Hospitals Enterprises Ltd
Ali Towers, III Floor
55 Greams Road
Chennai, 600 006
India

Fax: 00 91 44 2829 4429
Tel: 00 91 44 2829 0200 / 3333

06 March 2007

Dear Sir/Madam:

Enclosed please find a copy of regulatory filings for **Apollo Hospitals Enterprises Ltd.**

- Regulatory filing required under Regulation 7 (1) of The Takeover Code of 1997.
- Regulatory filing required under Regulation 13 (1) and (6) of SEBI (Prohibition of Insider Trading) Regulations of 1992.

If you have any questions please contact Laura Cotterell on email fil-regulatoryreporting@uk.fid-intl.com or via Fax on 01737 837 450.

Yours faithfully

Laura Cotterell
Regulatory Reporting Analyst

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)		
Name of the Target company	Apollo Hospitals Enterprise Ltd	
Name of the acquirer and Persons Acting in Concert with the acquirer	See attached Schedule for breakdown of funds under the management of FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target company
a) Shares / voting rights (VR) before acquisition under consideration	2,143,401	4.15%
b) Shares / voting rights bought	2,976,554	5.76%
c) Shares / VR after acquisition	5,119,955	9.91%
Mode of acquisition (eg. open market / public issue / rights issue / preferential allotment / interse transfer, etc).	Open Market	
Date of acquisition of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable	5 March 2007	
Paid up capital / total voting capital of the target company before the said acquisition	51,638,583	
Paid up capital / total voting capital of the target company after the said acquisition	51,638,583	

Note :

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.
2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer / Authorised Signatory for FMR Corp and Fidelity International Limited and their direct and indirect subsidiaries:

By__________________________
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Date : 6 March 2007

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	130,000	0.25
FID FDS - HEALTH CARE POOL	71,512	0.14
FID FDS - (MAURITIUS) LTD	3,676,379	7.12
FA MID CAP II FD	22,015	0.04
FIDELITY FOCUS HEALTH CARE FD	31,004	0.06
SELECT HEALTH CARE	334,171	0.65
SELECT MEDICAL DELIVERY	742,520	1.44
VIP III MID CAP PORTFOLIO	112,354	0.22
Total	5,119,955	9.91%

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (1) and (6)

Regulation 13 (1) – Details of initial acquisition of 5% or more/less shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No.and percentage of shares /voting rights acquired	Date of receipt of allotment /advice. Date of acquisition(specify)	Date of notification to Company	Mode of transaction (market purchase/public/rights/preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No.of the TM	Exchange on which the trade was executed	Buy quantity	Trade value US $ per share
1	2	3	4	5	6	7	8	9	10	11
See attached Schedule for breakdown of funds under the management of FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries **Contact Details** Fidelity International Kingswood Fields Millfield Lane, Lower Kingswood Tadworth, Surrey, KT20 6RB Fax: +44 1737 837 450 Email: fil-regulatoryreporting@uk.fid-intl.com	2,143,401 4.15%	2,976,554 5.76%	5 March 2007	6 March 2007	Market Purchase	5,119,955 9.91%	ICICI Brokerage Services Limited SEBI: INB230773037 Kotak Securities Ltd SEBI: INB230808130	Mumbai	2,976,554	11.13

By [signature]
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	130,000	0.25
FID FDS - HEALTH CARE POOL	71,512	0.14
FID FDS - (MAURITIUS) LTD	3,676,379	7.12
FA MID CAP II FD	22,015	0.04
FIDELITY FOCUS HEALTH CARE FD	31,004	0.06
SELECT HEALTH CARE	334,171	0.65
SELECT MEDICAL DELIVERY	742,520	1.44
VIP III MID CAP PORTFOLIO	112,354	0.22
Total	5,119,955	9.91%

Apollo Hospitals
CHENNAI
touching lives

Date : March 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub : Disclosure under Reg. 13(6) of SEBI (Prohibition of Insider Trading) Regulation.

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulation, 1992 in respect of sale of 2,079,930 equity shares held by Maxwell (Mauritius) Pte Ltd. Copy of the disclosure received under Regulation 13(3) from Maxwell (Mauritius) Pte Ltd is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name and Address of share holders	Shareholding prior to ~~Acquisition~~ / sale	No. and % of shares / ~~voting rights acquired~~ / sold	Receipt of ~~allotment advice / acquisition of shares /~~ sale of shares - specify	Date of intimation to company	Mode of ~~Acquisition/~~ Sale on (Market Purchase / Public /rights preferential offer etc	No. and % of shares / ~~voting rights~~ post-~~acquisition~~ / sale	Trading member through whom the trase was executed with SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
Maxwell (Mauritius) Pte Ltd Level 6, One Cathedral Square, Jules Koenig Street, Port Louis Mauritius	2,079,930 Equity Shares comprising of 5% [1] of the total paid up capital of the company	2,079,930 Equity Shares comprising of 4.03% [2] of the total paid up capital of the company	5th March 2007	7th March 2007	Secondary Market Sale	0	Kotak Securities Ltd SEBI Regn No. INB 010808153	BSE	N.A	N.A	2,079,930	Rs.1,017,430,258.40

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 8th March 2007

[1] Based on a total number of issued shares of 41,598,618 as per last disclosure dated 29th September 2004
[2] Based on a total number of issued shares 51,638,583 as of 7th March 2007

MAXWELL (MAURITIUS) PTE LTD

Level 6,
One Cathedral Square
Jules Koenig Street
Port-Louis
Republic of Mauritius
Tel: (230) 207 1000

Our Ref :

Your Ref :

Date :

7 March 2007

Apollo Hospitals Enterprise Ltd
Ali Towers
No. 22 Greams Road
Chennai 600006
By Fax No. 91 44 28290956

Dear Sirs,

Re: Sale of shares of Apollo Hospitals Enterprise Ltd (the ***Company***)

Maxwell (Mauritius) Pte Ltd (***Seller***) has sold an aggregate of 2,079,930 fully paid up equity shares of the Company.

Hence, in accordance with Regulation 13 of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, we hereby disclose the sale of the aforesaid equity shares of the Company. The prescribed format containing the disclosures is enclosed herewith.

Yours truly,
For Maxwell (Mauritius) Pte Ltd

ONG BENG TECK
Authorised Signatory

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(1) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition/ sale	No. and percentage of shares/voting rights acquired/ sold	Date of receipt of allotment advice/ acquisition of shares/sale of shares (specify)	Date of intimation to Company	Mode of acquisition/ sale (market purchase/ public/rights/ preferential offer etc.)	Shareholding subsequent to sale	Trading member through whom the trade was executed with SEBI Regulation No. of the TM	Exchange on which the trade was executed	Sell quantity	Sell value
Maxwell (Mauritius) Pte Ltd Level 6, One Cathedral Square, Jules Koenig Street, Port Louis, Republic of Mauritius (230) 207 1000	2,079,930 Equity Shares amounting to 5%[1] of the total paid up share capital of the Company	2,079,930 Equity Shares and 4.03%[2] of the total paid up capital of the Company	5 March 2007	7 March 2007	Secondary market sale	0 Equity Shares and 0% of the *total paid up* capital of the Company	Kotak Securities Ltd. SEBI Regn. No. INB 010808153	Bombay Stock Exchange	2,079,930	Rs. 1,017,430,258.40

For Maxwell (Mauritius) Pte Ltd

Authorised Signatory

Date: 7 March 2007

[1] Based on a total number of issued shares of 41,598,618 as per last disclosure dated 23 September 2004.
[2] Based on a total number of issued shares of 51,638,583 as of 31 December 2006.

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 APR -5 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : March 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub : Notice of Board Meeting - Interim Dividend/Record Date

Please be informed that the Board is meeting on 16th March 2007, to consider inter alia, the declaration of Interim Dividend for the year 2006-07. Further, the Company has fixed March 24, 2007 as the Record date for the purpose of payment of said Interim Dividend, if declared and the payout of the said Interim Dividend, if declared, will be on and from March 30, 2007.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END

IS/ISO 9001 : 2000